FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 16/FEBRUARY/2006


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]



Exhibit Index


Exhibit No.1 - Holding(s) in Company announcement dated 18 January 2006 Exhibit No.2 - Holding(s) in Company announcement dated 19 January 2006 Exhibit No.3 - Holding(s) in Company announcement dated 26 January 2006 Exhibit No.4 - Reduction of Capital announcement dated 15 February 2006

Exhibit No.1

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired


N/A

6) Percentage of issued class


N/A

7) Number of shares/amount of stock disposed


600,000


8) Percentage of issued class

0.31%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

16 JANUARY 2006

11) Date company informed

17 JANUARY 2006

12) Total holding following this notification

28,368,373 SHARES

13) Total percentage holding of issued class following this notification

14.89%

14) Any additional information

N/A

15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565



16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 18 JANUARY 2006

Exhibit No.2

19 January 2006
--------------------------------------------------------------------------------

Cookson Group plc  - Holding(s) in Company

Cookson Group plc was informed on 19 January 2006 that, on 18 January 2006, Standard Life Investments disposed of 202,902 shares on behalf of Standard Life Group. This decreased the total held as a notifiable interest (including material interests only) to 15,091,327 shares being 7.915% of the issued stock of that class.

No. of shares held                        Registered Name
15, 091,327                               Vidacos Nominees

Standard Life also continues to hold a non-material interest of c.7% in the shares of Cookson Group plc.


Cookson Group plc
265 Strand
London WC2R 1DB
Tel:     +44 (0) 20 7061 6500
Fax:     +44 (0) 20 7061 6600
Web:   www.cooksongroup.co.uk

Exhibit No.3

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired


N/A

6) Percentage of issued class


N/A

7) Number of shares/amount of stock disposed


773,592


8) Percentage of issued class

0.405%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

25 JANUARY 2006

11) Date company informed

26 JANUARY 2006

12) Total holding following this notification

26,332,421 SHARES

13) Total percentage holding of issued class following this notification

13.794%

14) Any additional information

N/A

15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565



16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 26 JANUARY 2006

Exhibit No.4

                                                                15 February 2006

                                Cookson Group plc

                              Reduction of Capital


Cookson Group plc announces that the High Court of Justice (the "Court") today confirmed the reduction of capital of the Company from GBP550,000,000 divided into 1,934,963,124 ordinary shares of 10 pence each, 6 ordinary shares of 1 pence each and 727,558,546 deferred shares of 49 pence each to GBP193,496,312.40 divided into 1,934,963,124 ordinary shares of 10 pence each, as detailed in its circular to shareholders dated 19 December 2005.

The Order of the Court has been registered by the Registrar of Companies today and the reduction of capital is therefore effective on 15 February 2006.

Enquiries:

Cookson Group plc                        Tel: +44 (0)20 7061 6500

Richard Malthouse, Group Secretary         www.cooksongroup.co.uk




                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By: Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 16 February, 2006